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HANG SENG BANK

RECEIVED
2006 MAR 28 P 4: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-1747

Our Ref: HOS LGA 060214

23 March 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We would like to inform that Mr Simon Jeremy Glass has tendered his resignation as non-executive Director of the Bank with effect from 24 March 2006.

In this connection, we enclose herewith a copy of a press release in respect of the above resignation issued today for your information.

Yours faithfully

06012011

Fong Shuk Wai, Eliof
Assistant Company Secretary

Encl

PROCESSED
MAR 29 2006
THOMSON
FINANCIAL

3/29

Press Release

新聞稿

23 March 2006

HANG SENG DIRECTOR MR SIMON GLASS RESIGNS

Hang Seng Bank announced today that Mr Simon Glass has resigned from his position as a non-executive Director of the Bank effective from 24 March 2006, prior to his return to London to take up a new position within the HSBC Group.

Mr Glass, Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited, has served on Hang Seng's Board of Directors since May 2003.

He has given valuable counsel to the Board as a Director and, from May 2003 to November 2004, as a Member of the Audit Committee. Hang Seng thanks him for his contribution to the Bank.

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group. It operates 154 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of 12 mainland China outlets, including six branches (in Beijing, Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), four sub-branches (three in Shanghai and one in Shenzhen) and two representative offices (in Xiamen and Dongguan). The Bank also has a representative office in Taipei.

With consolidated assets of HK$580.8 billion at the end of 2005, the Bank reported a profit attributable to shareholders of HK$11.34 billion for 2005. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:
Cecilia Ko 2198-4227

END